===============================================================================



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                    FORM 11-K




                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 1998



                        Commission File Number 001-08106







                                THE MASTEC, INC.
                         401(K) RETIREMENT SAVINGS PLAN
 (Full title of the plan and the address of the plan. if different from that of the isuer named below:)





















================================================================================

Table of Contents


                                                                           Pages
                                                                           -----

Report of Independent Accountants .........................................  2

Financial Statements:
     Statement of Net Assets Available for Benefits .......................  3
         as of December 31, 1998

     Statement of Net Assets Available for Benefits
         as of December 31, 1997 ..........................................  4

     Statement of Changes in Net Assets Available for Benefits
         for the year ended December 31, 1998 .............................  5

     Statement of Changes in Net Assets Available for Benefits
         for the year ended December 31, 1997 .............................  6

     Notes to Financial Statements ........................................  7

Supplemental Schedules:
     Item 27a of Form 5500 - Schedule of Assets Held for Investment
         Purposes as of December 31, 1998 ................................. 14

     Item 27d of Form 5500 - Schedule of Reportable Transactions
         for the year ended December 31, 1998 ............................. 15

Signatures ................................................................ 16

Consent of Independent Accountants ........................................ 17

                        Report of Independent Accountants


To the Board of Trustees of the
MasTec, Inc.
401(k) Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The MasTec, Inc. 401(k) Retirement Savings Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes as of December 31, 1998, and Reportable Transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


June 18, 1999

THE MASTEC, INC.
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS as of December 31, 1998


                                   MasTec         Life       Guaranteed    Aggressive                                 Growth &
                                   Common       Insurance    Certificate     Growth         Bond         Growth        Income
                                 Stock Fund       Fund          Fund          Funds         Funds         Funds         Funds
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------

Assets:
Investments at fair value ....   $ 1,979,090   $    48,349   $   138,619   $ 3,338,136   $   954,401   $ 2,301,387   $ 2,399,920
Participant notes receivable .             0             0         7,197       107,305        25,782       123,867        91,844
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
         Total investments ...     1,979,090        48,349       145,816     3,445,441       980,183     2,425,254     2,491,764
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------

Receivables:
   Participants' contributions        26,198             0         6,097       107,020        43,499        44,713        77,174
   Employer's contributions ..        65,278             0             0             0             0             0             0
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
         Total receivables ...        91,476             0         6,097       107,020        43,499        44,713        77,174
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net assets available for
  benefits ...................   $ 2,070,566   $    48,349   $   151,913   $ 3,552,461   $ 1,023,682   $ 2,469,967   $ 2,568,938
                                 ===========   ===========   ===========   ===========   ===========   ===========   ===========


THE MASTEC, INC.
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS as of December 31, 1998
(CONTINUED)


                                International  Short Term
                                    Funds          Fund         Other         Total
                                 -----------   -----------   -----------   -----------

Assets:
Investments at fair value ....   $   468,155   $ 6,186,843   $   116,985   $17,931,885
Participant notes receivable .        10,353       219,282             0       585,630
                                 -----------   -----------   -----------   -----------
         Total investments ...       478,508     6,406,125       116,985    18,517,515
                                 -----------   -----------   -----------   -----------

Receivables:
   Participants' contributions        18,115        47,061             0       369,877
   Employer's contributions ..             0             0             0        65,278
                                 -----------   -----------   -----------   -----------
         Total receivables ...        18,115        47,061             0       435,155
                                 -----------   -----------   -----------   -----------
Net assets available for
  benefits ...................   $   496,623   $ 6,453,186   $   116,985   $18,952,670
                                 ===========   ===========   ===========   ===========



The accompanying notes are an integral part of these financial statements.

THE MASTEC, INC.
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS as of December 31, 1997


                                   MasTec         Life       Guaranteed    Aggressive                                 Growth &
                                   Common       Insurance    Certificate     Growth         Bond         Growth        Income
                                 Stock Fund       Fund          Fund          Funds         Funds         Funds         Funds
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------

Assets:
Investments at fair value        $ 1,306,381   $    54,920   $    51,492   $ 1,146,047   $   206,786   $ 1,489,409   $ 1,217,563
Participant notes receivable           3,000             0           740        44,800         4,374        78,438        53,555
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
         Total investments         1,309,381        54,920        52,232     1,190,847       211,160     1,567,847     1,271,118
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
Receivables:
   Participants' contributions        21,736             0         2,079        44,498         9,271        20,005        29,583
   Employer's contributions           59,635             0             0             0             0             0             0
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
         Total receivables            81,371             0         2,079        44,498         9,271        20,005        29,583
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net assets available for
  benefits                       $ 1,390,752   $    54,920   $    54,311   $ 1,235,345   $   220,431   $ 1,587,852   $ 1,300,701
                                 ===========   ===========   ===========   ===========   ===========   ===========   ===========


THE MASTEC, INC.
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS as of December 31, 1997
(CONTINUED)



                                International  Short Term
                                    Funds         Fund          Total
                                 -----------   -----------   -----------

Assets:
Investments at fair value        $   115,545   $ 2,048,355   $ 7,636,498
Participant notes receivable             669       195,951       381,527
                                 -----------   -----------   -----------
         Total investments           116,214     2,244,306     8,018,025
                                 -----------   -----------   -----------
Receivables:
   Participants' contributions         5,421        25,831       158,424
   Employer's contributions                0             0        59,635
                                 -----------   -----------   -----------
         Total receivables             5,421        25,831       218,059
                                 -----------   -----------   -----------
Net assets available for
  benefits                       $   121,635   $ 2,270,137   $ 8,236,084
                                 ===========   ===========   ===========



The accompanying notes are an integral part of these financial statements.

THE MASTEC, INC.
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS for the year ended December 31, 1998


                                                 MasTec         Life       Guaranteed    Aggressive
                                                 Common       Insurance    Certificate     Growth         Bond         Growth
                                               Stock Fund       Fund          Fund          Funds         Funds         Funds
                                               -----------   -----------   -----------   -----------   -----------   -----------

Additions to net assets attributed to:
Investment income:
    Net (depreciation) appreciation
      in fair value of investments             $  (162,287)  $         0   $         0   $   426,344   $    59,190   $   392,578
    Interest                                             0         2,197         4,955             0             0             0
                                               -----------   -----------   -----------   -----------   -----------   -----------
                                                  (162,287)        2,197         4,955       426,344        59,190       392,578

Contributions:
    Participants'                                  314,331             0       161,039     2,075,457       679,598       662,236
    Employer's                                     502,814             0             0             0             0             0
                                               -----------   -----------   -----------   -----------   -----------   -----------
      Total additions                              654,858         2,197       165,994     2,501,801       738,788     1,054,814
                                               -----------   -----------   -----------   -----------   -----------   -----------

Deductions from net assets attributed to:
    Participants' withdrawals                      153,433         8,768        72,077       168,079        90,019       162,138
                                               -----------   -----------   -----------   -----------   -----------   -----------
      Total deductions                             153,433         8,768        72,077       168,079        90,019       162,138
                                               -----------   -----------   -----------   -----------   -----------   -----------

    Net (decrease) increase prior to transfers     501,425        (6,571)       93,917     2,333,722       648,769       892,676
    Transfers                                      178,389             0         3,685       (16,606)      154,482       (10,561)
                                               -----------   -----------   -----------   -----------   -----------   -----------
    Net increase (decrease)                        679,814        (6,571)       97,602     2,317,116       803,251       882,115

Net assets available for benefits:
    Beginning of year                            1,390,752        54,920        54,311     1,235,345       220,431     1,587,852
                                               -----------   -----------   -----------   -----------   -----------   -----------
    End of year                                $ 2,070,566   $    48,349   $   151,913   $ 3,552,461   $ 1,023,682   $ 2,469,967
                                               ===========   ===========   ===========   ===========   ===========   ===========


THE MASTEC, INC.
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS for the year ended December 31, 1998
(CONTINUED)


                                                Growth &
                                                 Income     International  Short Term
                                                  Funds         Funds          Fund         Other         Total
                                               -----------   -----------   -----------   -----------   -----------

Additions to net assets attributed to:
Investment income:
    Net (depreciation) appreciation
      in fair value of investments             $   254,808   $    53,384   $   160,210   $         0   $ 1,184,227
    Interest                                             0             0             0             0         7,152
                                               -----------   -----------   -----------   -----------   -----------
                                                   254,808        53,384       160,210             0     1,191,379

Contributions:
    Participants'                                1,158,014       331,440     5,180,466       116,985    10,679,566
    Employer's                                           0             0             0             0       502,814
                                               -----------   -----------   -----------   -----------   -----------
      Total additions                            1,412,822       384,824     5,340,676       116,985    12,373,759
                                               -----------   -----------   -----------   -----------   -----------

Deductions from net assets attributed to:
    Participants' withdrawals                      136,098        32,304       834,257             0     1,657,173
                                               -----------   -----------   -----------   -----------   -----------
      Total deductions                             136,098        32,304       834,257             0     1,657,173
                                               -----------   -----------   -----------   -----------   -----------

    Net (decrease) increase prior to transfers   1,276,724       352,520     4,506,419       116,985    10,716,586
    Transfers                                       (8,487)       22,468      (323,370)            0             0
                                               ------------  -----------   -----------   -----------   -----------
    Net increase (decrease)                      1,268,237       374,988     4,183,049       116,985    10,716,586

Net assets available for benefits:
    Beginning of year                            1,300,701       121,635     2,270,137             0     8,236,084
                                               -----------   -----------   -----------   -----------   -----------
    End of year                                $ 2,568,938   $   496,623   $ 6,453,186   $   116,985   $18,952,670
                                               ===========   ===========   ===========   ===========   ===========



The accompanying notes are an integral part of these financial statements.

THE MASTEC, INC.
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS for the year ended December 31, 1997


                                                 MasTec         Life       Guaranteed    Aggressive
                                                 Common       Insurance    Certificate     Growth         Bond         Growth
                                               Stock Fund       Fund          Fund          Funds         Funds         Funds
                                               -----------   -----------   -----------   -----------   -----------   -----------

Additions to net assets attributed to:
Investment income:
    Net (depreciation) appreciation
      in fair value of investments             $  (584,591)  $         0   $         0   $   116,102   $    15,728   $   317,457
    Interest                                             0         2,715         1,624             0             0             0
                                               -----------   -----------   -----------   -----------   -----------   -----------
                                                  (584,591)        2,715         1,624       116,102        15,728       317,457

Contributions:
    Participants'                                  342,267             0        28,023       647,122       133,614       307,471
    Employer's                                     376,036             0             0             0             0             0
                                               -----------   -----------   -----------   -----------   -----------   -----------
      Total additions                              133,712         2,715        29,647       763,224       149,342       624,928
                                               -----------   -----------   -----------   -----------   -----------   -----------

Deductions from net assets attributed to:
    Participants' withdrawals                      160,941        15,667         2,927        88,862        47,051       618,046
                                               -----------   -----------   -----------   -----------   -----------   -----------
      Total deductions                             160,941        15,667         2,927        88,862        47,051       618,046
                                               -----------   -----------   -----------   -----------   -----------   -----------

    Net (decrease) increase prior to transfers     (27,229)      (12,952)       26,720       674,362       102,291         6,882
    Transfers                                      179,680             0         7,077       (51,055)      (14,023)      (32,645)
                                               -----------   -----------   -----------   -----------   -----------   -----------
    Net increase (decrease)                        152,451       (12,952)       33,797       623,307        88,268       (25,763)

Net assets available for benefits:
    Beginning of year                            1,238,301        67,872        20,514       612,038       132,163     1,613,615
                                               ===========   ===========   ===========   ===========   ===========   ===========
    End of year                                $ 1,390,752   $    54,920   $    54,311   $ 1,235,345   $   220,431   $ 1,587,852
                                               ===========   ===========   ===========   ===========   ===========   ===========


THE MASTEC, INC.
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS for the year ended December 31, 1997
(CONTINUED)


                                                Growth &
                                                 Income     International  Short Term
                                                  Funds         Funds          Fund         Total
                                               -----------   -----------   -----------   -----------

Additions to net assets attributed to:
Investment income:
    Net (depreciation) appreciation
      in fair value of investments             $   172,380   $     6,255   $    95,419   $   138,750
    Interest                                             0             0             0         4,339
                                               -----------   -----------   -----------   -----------
                                                   172,380         6,255        95,419       143,089

Contributions:
    Participants'                                  469,240        88,870       438,026     2,454,633
    Employer's                                           0             0             0       376,036
                                               -----------   -----------   -----------   -----------
      Total additions                              641,620        95,125       533,445     2,973,758
                                               -----------   -----------   -----------   -----------

Deductions from net assets attributed to:
    Participants' withdrawals                      204,846        32,120       938,652     2,109,112
                                               -----------   -----------   -----------   -----------
      Total deductions                             204,846        32,120       938,652     2,109,112
                                               -----------   -----------   -----------   -----------

    Net (decrease) increase prior to transfers     436,774        63,005      (405,207)      864,646
    Transfers                                       49,141       (23,987)     (114,188)            0
                                               -----------   -----------   -----------   -----------
    Net increase (decrease)                        485,915        39,018     (519, 395)      864,646

Net assets available for benefits:
    Beginning of year                              814,786        82,617     2,789,532     7,371,438
                                               ===========   ===========   ===========   ===========
    End of year                                $ 1,300,701   $   121,635   $ 2,270,137   $ 8,236,084
                                               ===========   ===========   ===========   ===========



The accompanying notes are an integral part of these financial statements.

THE MASTEC, INC. 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS


1. Description of Plan:

The following description of The MasTec, Inc. (the "Company" or "MasTec") 401(k) Retirement Savings Plan (the "Plan") provides only general information. The Plan agreement contains a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of the Company who are age twenty-one or older and have one year of service. Eligible participants may enter the Plan on January 1 or July 1. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and is exempt from federal and state income taxes.

The Plan is administered by the Employee Benefits Committee (Plan Administrators). Great-West Life & Annuity Insurance Company is the Trustee and Recordkeeper of the Plan for all funds except for the MasTec Common Stock Fund which the Trustee is Norwest Bank, Minnesota, N.A. Plan assets are held by the Trustee.

At  December  31,  1998,  Benefit  Services  Corporation  was  the  Trustee  and
Recordkeeper of certain Plan assets of a company acquired by MasTec, Inc. in 1998. Subsequent to December 31, 1998, these assets were transferred to Great-West Life & Annuity Insurance Company and invested in the Plan upon the employee's elections.

Contributions

Participants may contribute from 1% to 15% of their pre-tax annual compensation, subject to certain dollar amount limits, as defined in the plan agreement. The maximum contribution allowed during 1998 and 1997 was $10,000 and $9,500, respectively.

The Company's contributions are discretionary. During 1998, the Company's contributions were 25% of each dollar up to 4% of the participant's gross salary. The Company match is exclusively in MasTec Common Stock.

During 1998, the 401(k) plans of certain companies acquired by MasTec, Inc. were converted to the Plan, with the related employer becoming participants. All of the assets of these plans were converted at a fair value of approximately $6,653,000 and invested in the Plan upon the employee's elections. Such amounts are included as participants' contributions for 1998.

THE MASTEC, INC. 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, Continued


1. Description of the Plan, Continued:

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's contribution, if any, rollovers into the Plan and an allocation of the participant accounts earnings. Each participant's account is reduced by any withdrawals or distributions and an allocation of (a) his share of investment losses and depreciation in value of investments and (b) any administrative fees paid by the Plan. The benefit to which a participant is entitled is the participant's vested account balance.

Investment Options

Upon enrollment in the Plan, a participant may direct contributions to any of the following investment options. Participants may elect to invest contributions in a single fund in 1% increments, among any of the following:

     MasTec Common Stock Fund - Funds are invested solely in shares of the common stock, par value $0.10 per share of MasTec, Inc. The fund will buy up to 500,000 shares, as determined under the rules of ERISA and the Internal Revenue Code (IRC). A participant may not invest more than 50% of his aggregate contributions in the MasTec, Inc. common stock fund.

     Life Insurance Fund - The fund was not offered as an investment option to participants after July 1, 1994.

     Guaranteed Certificate Fund - Funds are invested in certificates of deposit guaranteed by Great-West Life & Annuity Insurance Company.

     Aggressive Growth Funds - Funds are invested in:

     American Century - Twentieth Century Ultra Investors Fund, managed by American Century Investment Management, Inc.;

     AIM Constellation Fund, managed by AIM Advisors, Inc.;

     Maxim Small-Cap Index Portfolio, managed by GW Capital Management, Inc., seeks to mirror the Russell 2000 Index;

     Maxim Growth Index Portfolio, managed by GW Capital Management, Inc., seeks to mirror the Russell 1000 Growth Index;

     Maxim Small-Cap Aggressive Growth Portfolio, managed by Loomis Sayles & Company, seeks to mirror the performance of the Loomis Sayles Small-Cap Fund; and

     Lord Abbett Developing Growth Fund, managed by Lord Abbett & Co.

     Bond Funds - Funds are invested in:

     Maxim U.S. Government Mortgage Securities Portfolio, managed by GW Capital Management, Inc.;

     Maxim Investment Grade Corporate Bond Portfolio, managed by GW Capital Management, Inc.;

     Maxim Corporate Bond Portfolio, managed by Loomis Sayles & Company, seeks to mirror the performance of Loomis Sayles Bond Fund;

     Putnam Global Governmental Income Fund, managed by Putnam Investment Management, Inc.; and

     Maxim Short-Term Maturity Bond Portfolio, managed by GW Capital Management, Inc.

     Growth Funds - Funds are invested in:

     Fidelity Advisor Growth Opportunities Fund, managed by Fidelity Management and Research Company;

     Orchard Index 500, managed by GW Capital Management, Inc., seeks to mirror Standard & Poor's 500 Index;

     AIM Weingarten Fund, managed by AIM Advisors, Inc.;

     Maxim Small-Cap Value Portfolio, managed by Ariel Capital Management; and

     Maxim Mid-Cap Growth Portfolio,  managed by T. Rowe Price,  seeks to mirror
     T. Rowe Price Mid-Cap Growth Fund.

     Growth & Income Funds - Funds are invested in:

     Maxim Blue Chip Portfolio, managed by the Founders Funds;

     AIM Charter Fund, managed by AIM Advisors, Inc.;

     Maxim Value Index Portfolio, managed by GW Capital Management, Inc., seeks to mirror the Russell 1000 Value Index;

     Putnam Fund for Growth & Income, managed by Putnam Investment Management, Inc.; and

     Fidelity Advisor Equity Income Fund, managed by Fidelity Management and Research Company.

     International Funds - Funds are invested in:

     Putnam Global Growth Fund, managed by Putnam Investment Management, Inc.;

     Maxim Foreign Equity Portfolio, managed by Loomis Sayles & Company, seeks to mirror the performance of the New England International Equity Fund;

     Fidelity Advisor Overseas Fund, managed by Fidelity Management and Research Company;

     Orchard Index Pacific Fund, managed by GW Capital Management, Inc.; and

     Orchard Index European Fund, managed by GW Capital Management, Inc.

     Short-Term Fund - Funds are invested in:

     Maxim Money Market Portfolio, managed by GW Capital Management, Inc.

     Other - Funds included in other, represent assets of a 401(k) plan of a certain company acquired by MasTec, Inc. during 1998. Funds are invested in:

     Fidelity Advisor Growth Opportunity Fund, managed by Fidelity Management and Research Company.

     Fidelity Equity Income Fund, managed by Fidelity Management and Research Company.

     Fidelity Advisor Government Investment Fund, managed by Fidelity Management and Research Company.

     Fidelity Advisor Overseas Fund, managed by Fidelity Management and Research Company.

Transfers and Rollovers

Participants may rollover balances held in other qualified retirement plans at the discretion of the Plan Administrators.

Withdrawals

Certain withdrawals from participant accounts are only allowed for financial hardship (in accordance with IRS regulations).

Participant Notes Receivable

Participants may borrow a maximum of the lesser of (1) $50,000 or (2) fifty percent (50%) of their individual vested account balance. Loan terms range from 1-5 years or up to 20 years for the purchase of a primary residence. The loans bear interest at the published prime rate in the Wall Street Journal plus 1%.

Payment of Benefits

On termination of service, due to death, disability, or retirement, a participant receives payment of the vested accrued benefit in a single lump sum or the payment can be deferred under certain circumstances to normal retirement age. For termination of service due to other reasons, a participant is entitled to receive only the vested percentage of his account balance.

Vesting

Participants are immediately vested in their contributions and rollovers and the earnings thereon. Participants are vested in Company contributions, if any, to the extent reflected below:

         Years of Service          Percentage
         ----------------          ----------
               1                        0%
               2                       20%
               3                       40%
               4                       60%
               5                       80%
               6 or more              100%

Participants forfeit the portion of their account balance to the extent not vested.

2. Summary of Significant Accounting Policies:

The significant accounting policies followed by the Plan are as follows:

Basis of Accounting

The financial statements of the Plan are prepared in conformity with generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Risk and Uncertainties

The plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Valuation of Investments and Income Recognition

The Plan's investments are valued by the trustees (Note 1) and are stated at fair value using quoted market prices.

Purchase and sales transactions are recorded on a trade date basis. Any gain or loss resulting from the sale of fund units is determined as the difference between the sales proceeds and the average cost of the units sold. Investment income is recorded on the accrual basis.

Investment Income

The Plan presents in the statement of changes in net assets available for benefits the net appreciation/depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Participant Withdrawals

Withdrawals made by participants are recorded when paid.

Administrative Costs

All administrative expenses of the Plan, including, without limitation, the allocable portion of compensation of plan administrative staff and fees of employee benefits consultants, legal counsel, and auditors' fees are chargeable to the Plan. The Company may, at its sole discretion, pay any such expenses, in whole or in part. The Company assumed responsibility for administrative expenses for the years ended December 31, 1998 and 1997.

3. Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.



4. Tax Status:

The Internal Revenue Service has determined and informed the Company by a letter dated June 17, 1997, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

THE MASTEC, INC.
401(K) RETIREMENT SAVINGS PLAN
ITEM 27a OF FORM 5500 - SCHEDULE OF ASSETS
HELD FOR INVESTMENT PURPOSES
as of December 31, 1998


    Participating
(a) Units or Par Value    (b) Identity of Party                (c) Description of Investment    (d)    Cost     (e)Fair Value
    ------------------        -----------------                    -------------------------        ----------  -------------

     3,287   Maxim Blue Chip Portfolio                             Growth & Income Fund             $   61,804  $    68,963
     4,472   AIM Charter Fund                                      Growth & Income Fund                100,008      124,772
     9,297   Maxim Value Index Portfolio                           Growth & Income Fund                197,054      223,809
    18,177   Putnam Fund for Growth & Income                       Growth & Income Fund                350,535      401,402
    41,183   Fidelity Advisor Equity Income Fund                   Growth & Income Fund                534,730      740,609
     3,364   Maxim U.S. Government Mortgage Securities Portfolio   Bond Fund                            51,788       53,488
     1,618   Maxim Investment Grade Corporate Bond Portfolio       Bond Fund                            48,287       49,929
     4,806   Maxim Corporate Bond Portfolio                        Bond Fund                            72,722       74,442
     4,364   Putnam Global Governmental Income Fund                Bond Fund                            49,261       51,246
     3,454   Maxim Short-Term Maturity Bond Portfolio              Bond Fund                            40,011       40,955
   315,965   Maxim Money Market Portfolio                          Short-Term Fund                   5,943,774    6,186,843
    69,361   Fidelity Advisor Growth Opportunities Fund            Growth Fund                       1,056,887    1,638,762
     3,312   Orchard Index 500                                     Growth Fund                         198,094      248,644
     8,662   AIM Weingarten Fund                                   Growth Fund                         199,157      248,599
     1,223   Maxim Small-Cap Value Portfolio                       Growth Fund                          20,384       22,365
    10,675   Maxim Mid-Cap Growth Portfolio                        Growth Fund                         126,311      143,017
       N/A   Great-West Life & Annuity Insurance Company           Guaranteed Certificate Fund         138,619      138,619
    26,429   American Century - Twentieth Century Ultra Fund       Aggressive Growth Fund              731,544      892,197
    15,731   AIM Constellation Fund                                Aggressive Growth Fund              421,925      489,557
     4,110   Maxim Small-Cap Index Portfolio                       Aggressive Growth Fund               64,519       66,514
    11,742   Maxim Growth Index Portfolio                          Aggressive Growth Fund              281,053      340,048
     9,023   Maxim Small-Cap Aggressive Growth Portfolio           Aggressive Growth Fund              157,763      165,794
       244   The Lord Abbett Developing Growth Fund                Aggressive Growth Fund                2,083        2,421
    17,221   Putnam Global Growth Fund                             International Fund                  295,674      343,008
     1,496   Maxim Foreign Equity Portfolio                        International Fund                   18,209       18,564
     4,697   Fidelity Advisor Overseas Fund                        International Fund                   61,129       63,881
     1,729   Orchard Index Pacific Fund                            International Fund                   11,522       12,426
     2,250   Orchard Index European Fund                           International Fund                   27,758       30,276
    64,863   Profile Series I                                      Aggressive Growth Fund            1,180,973    1,381,605
    43,047   Profile Series II                                     Growth and Income Fund              735,512      840,365
    25,607   Profile Series III                                    Bond Fund                           416,516      457,555
     9,806   Profile Series IV                                     Bond Fund                           146,594      158,112
     4,627   Profile Series V                                      Bond Fund                            65,877       68,674
    90,319   MasTec, Inc.                                          Common Stock Fund                 2,154,020    1,979,090
       N/A   First Colony Life Insurance Company                   Life Insurance Fund                 111,998       48,349
       N/A   Participant loans, fully amortized                    Loans to participants 8% - 11%            0      585,630
       N/A   Other                                                 Various Mutual Funds                116,985      116,985
                                                                                                    ----------  -----------
                                                                                                   $16,191,080  $18,517,515
                                                                                                   ===========  ===========


THE MASTEC, INC.
401(K) RETIREMENT SAVINGS PLAN
ITEM 27d OF FORM 5500 - SCHEDULE OF REPORTABLE TRANSACTIONS * for the year ended December 31, 1998


                                                                                                      (f) Value of
                                                                                                           Assets
                                                               (c) Purchase  (d) Selling  (e) Cost of  on Transaction (g) Net Gain
 (a) Identity of Party Involved      (b) Description of Assets     Price         Price       Asset          Date       or (Loss)
     ---------------------------     -------------------------   ----------   ----------   ----------   -----------   -----------

     MasTec, Inc.                    MasTec Common Stock Fund
                                       Purchases                 $  986,179   $        0   $        0   $  986,179    $         0
                                       Sales                              0      232,723      227,283            0          5,440

     Great -West Life & Annuity      Aggressive Growth Funds
         Insurance Company             Purchases                  2,362,731            0            0    2,362,731              0
                                       Sales                              0      596,835      562,208            0         34,627

     Great -West Life & Annuity      Growth Funds
         Insurance Company             Purchases                    813,260            0            0      813,260              0
                                       Sales                              0      393,893      319,862            0         74,031

     Great -West Life & Annuity      Growth and Income Funds
         Insurance Company             Purchases                  1,325,861            0            0    1,325,861              0
                                       Sales                              0      397,424      373,550            0         23,874

     Great -West Life & Annuity      Short Term Fund
         Insurance Company             Purchases                  5,511,942            0            0    5,511,942              0
                                       Sales                              0    1,590,101    1,553,510            0         36,591

     Great-West Life & Annuity       Bond Funds
         Insurance Company             Purchases                    920,249            0            0      920,249              0
                                       Sales                              0      231,825      223,480            0          8,345

     Great-West Life & Annuity       International Funds
         Insurance Company             Purchases                    383,819            0            0      383,817              0
                                       Sales                              0       84,597       80,816            0          3,781



* Under ERISA, a reportable transaction is defined as a transaction or series of transactions during the plan year that involves more than 5% of the fair value of the plan assets at the beginning of the plan year.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    THE MASTEC, INC.
                                    401(K) RETIREMENT SAVINGS PLAN




Date:  June 30, 1999                /s/ CARMEN M. SABATER
                                    ---------------------
                                    Carmen M. Sabater
                                    Senior Vice President - Director of Finance
                                    (Trustee)


Date:  June 30, 1999                /s/ JOSE SARIEGO
                                    ---------------------
                                    JOSE SARIEGO
                                    Senior Vice President - General Counsel
                                    (Trustee)

                       Consent of Independent Accountants

     We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-55327) of MasTec, Inc. of our report dated June 18, 1999 relating to the financial statements, which appear in this Annual Report of The MasTec, Inc. 401(k) Retirement Savings Plan on Form 11-K for the year ended December 31, 1998.




Miami, Florida
June 30, 1999